

Mail Stop 3561

March 13, 2009

Yu Chang, Chief Executive Officer
China Agritech, Inc.
Room 3F No. 11 Building
Zhonghong International Business Garden
Future Business Center
Chaoyang North Road, Chaoyang District
Beijing, China 100024

Re: China Agritech, Inc.
         Item 4.01 Form 8-K
         Filed February 11, 2009
         File No. 000-49608

Dear Mr. Chang:

        We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Ryan C. Milne
                                        Accounting Branch Chief

cc: Tahra Wright, Esq.
     Loeb & Loeb LLP Inc.
     Via facsimile (212) 859-7354